Alan Leland Boyce.

Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company's board of directors since 2002 and has been Chairman of the Risk and Commercial Committee since 2011. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based owner and operator of 15,000 acres of farmland where it grows pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the United States. Mr. Boyce is co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solarPV developer in California and recently co-founded Prairie Harvest, which is developing hemp processing technologies to efficiently separate CBD in the field. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund's investments in South America. Mr. Boyce also served as managing director at the Community Reinvestment Act at Bankers Trust from 1986 to 1999 where he was in charge of fixed-income arbitrage proprietary trading, the bank's mortgage portfolio and compliance. In addition, Mr. Boyce was senior managing director for investment strategy at Countrywide Financial from 2007 to 2008 and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.